UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN

                              (Full Title of Plan)


                       FIRST MID-ILLINOIS BANCSHARES, INC.
                             1515 Charleston Avenue
                                  P.O. Box 499
                             Mattoon, Illinois 61938

           (Name of Issuer of the Securities Held Pursuant to the Plan and the Address of the Principal Executive Office)

This Amendment No. 1 to the 2005 11-K has been filed solely to correct one typographical error on the cover page of the report by changing the fiscal year to which the report relates from "December 31, 2004" to December 31, 2005.

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                              EIN 37-0404035 PN 002
                  Accountants' Report and Financial Statements
                           December 31, 2005 and 2004

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                           December 31, 2005 and 2004



Contents



    Report of Independent Registered Public Accounting Firm....................1



    Financial Statements

        Statements of Net Assets Available for Benefits........................3

        Statements of Changes in Net Assets Available for Benefits ............4

        Notes to Financial Statements..........................................5



    Supplemental Schedule

        Schedule H, Line 4i -- Schedule of Assets (Held at End of Year).......11

             Report of Independent Registered Public Accounting Firm


Plan Administrator
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois


We have audited the accompanying statement of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of and for the year ended December 31, 2004, were audited by other accountants whose report dated June 24, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2005 basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
May 16, 2006


Federal Employer Identification Number:  44-0160260

             Report of Independent Registered Public Accounting Firm



The Participants and Plan Administrator of the
First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan:


We have audited the accompanying statement of net assets available for plan benefits of the First Mid Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
June 24, 2005

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004



Assets
                                               2005                2004
                                          -----------------------------------
  Investments, At Fair Value              $     24,813,871   $     22,879,997
                                           ---------------    ---------------

  Receivables
     Employer's contribution                            --              1,761
     Interest and dividends                         72,777             63,921
                                           ---------------    ---------------
                                                    72,777             65,682
                                           ---------------    ---------------

            Total assets                        24,886,648         22,945,679
                                           ---------------    ---------------
Liability
     Refunds due to excess contributions             17,533              4,629
                                            ---------------    ---------------

  Net Assets Available for Benefits        $     24,869,115   $     22,941,050
                                            ===============    ===============


See Notes to Financial Statements

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2005 and 2004





                                                          2005           2004
                                                      --------------------------
Investment Income
    Net appreciation in fair value of investments     $    969,790  $  2,571,172
    Interest and dividends                                 695,018       498,841
                                                       -----------   -----------
                                                         1,664,808     3,070,013
                                                       -----------   -----------

Contributions
    Employer                                               628,456       613,843
    Participants                                           764,561       719,296
    Rollovers                                               29,282       142,044
                                                       -----------   -----------
                                                         1,422,299     1,475,183
                                                       -----------   -----------
           Total additions                               3,087,107     4,545,196
                                                       -----------   -----------

Deductions
    Benefits paid directly to participants               1,159,042       441,745
                                                       -----------   -----------
Net Increase                                             1,928,065     4,103,451

Net Assets Available for Benefits, Beginning of Year    22,941,050    18,837,599
                                                       -----------   -----------

Net Assets Available for Benefits, End of Year        $ 24,869,115  $ 22,941,050
                                                       ===========   ===========



See Notes to Financial Statements

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004



Note 1:  Description of the Plan

        The following description of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

    General

        The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least one-half year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

        The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover contributions are also permitted. The Company makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant. The Company determines this percentage each year. Matching contributions, however, will not exceed 2% of the eligible compensation of each participant in any year and cannot exceed 50% of the employee's elected deferral. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the years ended December 31, 2005 and 2004, the profit sharing contribution was 4% of eligible compensation. Contributions are subject to certain limitations.

    Participant Investment Account Options

        Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. The profit sharing contribution is maintained in a nonparticipant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004



    Vesting

        Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service. The nonvested balance is forfeited upon payment of benefits. Forfeitures are allocated among active participants based upon eligible compensation.

    Payment of Benefits

        Upon termination of service, an employee may elect to receive either a lump-sum amount or installments equal to the value of his account.

    Participant Loans

        The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 40% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years except for loans for the purchase of a principal residence through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is charged at prime rate at loan inception.

    Plan Termination

        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


Note 2:  Summary of Significant Accounting Policies

    Basis of Accounting

        The accompanying financial statements are prepared on the accrual basis of accounting.

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004



    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Valuation of Investments and Income Recognition

        Quoted market prices are used to value mutual funds and common stock. Participant loans, certificates of deposit, and money market funds are valued at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Plan Tax Status

        The Plan adopted a prototype plan which obtained its latest determination letter on August 7, 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004



Note 3: Investments

        The Plan's investments are held by a bank-administered trust fund. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets are separately identified.

                                                                         2005
                                                        ---------------------------------
                                                          Net Appreciation
                                                            in Fair Value   Fair Value at
                                                             During Year     End of Year
                                                        ---------------------------------
        Investments at Fair Value as Determined by
           Quoted Prices in an Active Market
            Mutual funds                                  $      353,402   $  12,364,336
            Common stock                                         616,388      10,259,387
                                                           -------------    ------------
                                                                 969,790      22,623,723

        Investments at Cost Which Approximates Fair
           Value
            Money market funds                                        --         228,486
            Certificates of deposit                                   --       1,501,969
            Participant loans                                         --         459,693
                                                           -------------    ------------
                                                                      --       2,190,148
                                                           -------------    ------------

                                                          $      969,790   $  24,813,871
                                                           =============    ============

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004



                                                                         2004
                                                        ---------------------------------
                                                          Net Appreciation
                                                            in Fair Value   Fair Value at
                                                             During Year     End of Year
                                                        ---------------------------------
        Investments at Fair Value as Determined by
           Quoted Prices in an Active Market
            Mutual funds                                  $      879,328   $  11,540,838
            Common stock                                       1,691,844       9,192,884
                                                           -------------    ------------
                                                               2,571,172      20,733,722

        Investments at Cost Which Approximates Fair
           Value
            Money market funds                                        --         205,631
            Certificates of deposits                                  --       1,457,730
            Participant loans                                         --         482,914
                                                           -------------    ------------
                                                                      --       2,146,275
                                                           -------------    ------------

                                                          $    2,571,172   $  22,879,997
                                                           =============    ============


        The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:


                                                                 2005            2004
                                                           -----------------------------

        Federated Max Capital Fund                         $   2,245,624   $   2,228,390
        Vanguard Growth Index Fund                             2,331,586       2,419,618
        Dodge & Cox Balanced Fund                              1,772,610       1,630,340
        Oakmark Global I Fund                                  2,177,692       1,615,027
        T. Rowe Price Mid-Cap Value Fund                       1,462,070       1,161,257
        First Mid-Illinois Bancshares, Inc. common stock      10,259,387       9,192,884
                                                            ------------    ------------

                                                           $  20,248,969   $  18,247,516
                                                            ============    ============


        Interest and dividends realized on the Plan's investments for the years ended 2005 and 2004 were $695,018 and $498,841, respectively.

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004



Note 4: Nonparticipant-Directed Investments

        Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             2005         2004
                                                        -----------------------
        Net assets:
          Certificate of deposit                        $  444,262   $  430,988
          Interest receivable                                1,076          788
          Employer contribution receivable                      --          587
                                                         ---------    ---------

                 Net assets                             $  445,338   $  432,363
                                                         =========    =========

        Changes in net assets:
          Contributions                                 $  437,210   $  426,341
          Interest income                                    8,128        6,022
          Transfers to participant-directed investments   (432,363)    (426,475)
                                                         ---------    ---------

                 Total additions                        $   12,975   $    5,888
                                                         =========    =========


Note 5:  Party-in-Interest Transaction

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

        The Plan's investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company. Active participants can purchase the common stock of the Company. At December 31, 2005 and 2004, participants held 253,006 and 241,918 shares, respectively.

        The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $1,501,969 and $1,457,730 at December 31, 2005 and 2004, respectively.

        The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

                              Supplemental Schedule

                       First Mid-Illinois Bancshares, Inc.
                           401(k) Profit Sharing Plan
                              EIN 37-0404035 PN 002
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2005




                 Identity of Issuer                Description of Investment          Current Value
-----------------------------------------------------------------------------------------------------

    Certificates of Deposit
        First Mid-Illinois Bank & Trust*             3.75%, due 12/31/2006             $    444,262
        First Mid-Illinois Bank & Trust*             3.75%, due 12/31/2006                1,057,707
                                                                                        -----------
                                                                                          1,501,969

    Common Stock
        First Mid-Illinois Bancshares, Inc.*            253,006 Shares                   10,259,387
                                                                                        -----------


    Mutual Funds
        Federated Mid Capital Index Fund                 45,502 Shares                    1,008,324
        Federated Max Capital Fund                       90,879 Shares                    2,245,624
        Federated Total Return Bond Fund                 51,291 Shares                      541,113
        Fidelity Low Priced Stock Fund                   17,913 Shares                      731,581
        Dodge & Cox Balanced Fund                        21,793 Shares                    1,772,610
        Oakmark Global I Fund                            92,786 Shares                    2,177,692
        Royce Low-Priced Stock Fund                       6,036 Shares                       93,736
        T. Rowe Price Mid-Cap Value Fund                 62,535 Shares                    1,462,070
        Vanguard Growth Index Fund                       84,662 Shares                    2,331,586
                                                                                        -----------

                                                                                         12,364,336

    Money Market
        Federated Prime Obligation Funds #10             11,433 Units                        11,433
        Federated Prime Obligation Fund #396            216,967 Units                       216,967
        NTHN Institutional Funds Government
          Select                                             86 Units                            86
                                                                                        -----------

                                                                                            228,486

    Participant Loans                                    4.00% to 8.50%                     459,693
                                                                                        -----------


                                                                                       $ 24,813,871
                                                                                        ===========

        Represents a party-in-interest to the Plan

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan


Date: June 29, 2006


/s/ William S. Rowland

William S. Rowland
President and Chief Executive Officer

                   Exhibit Index to Annual Report on Form 11-K



     Exhibit
     Number        Description and Filing or Incorporation Reference
------------------ -------------------------------------------------------------

      23.1         Consent of BKD, LLP

      23.2         Consent of KPMG LLP